Exhibit 99.2

Email from Tom Waechter

Subject: Proposed Stock Option Exchange Program

Date: September 25, 2009

To All Employees,

As part of our pay for performance compensation philosophy, JDSU grants equity incentive awards in order to motivate and retain talented employees who are critical to our success.

Like many companies, our stock price has experienced significant volatility in recent years. We have been exploring ways to address employee stock option grants that are significantly “underwater,” meaning the exercise price is significantly higher than our current share price. Today, I am pleased to announce that we are asking our stockholders to approve a one-time, voluntary exchange program that would allow eligible employees to exchange, at set ratios, certain underwater options for restricted stock units (RSUs) or in some cases new stock options or a cash payment. We believe that the exchange program includes some of the best practices adopted by companies like us and if approved by our stockholders and implemented by the Board of Directors, will be a positive step for the company. We believe we are a strong company with a strong future. This proposed exchange is expected to enhance our retention efforts and give many of our employees the opportunity to decide whether it makes sense to exchange certain options and realign portions of their equity compensation with current market conditions.

As a publicly traded company, we are subject to very specific regulatory requirements about how to structure and execute the option exchange program. Details of the proposed exchange program are outlined in our proxy statement. Stockholders are expected to vote on amending certain of our equity incentive plans to permit the exchange program at our annual stockholders’ meeting to be held on November 11, 2009. Following receipt of the required stockholder approval, we will have up to a year to execute the program. We do not yet know when or whether we might begin the exchange.

Right now, there is nothing you need to do. The next step is consideration by our stockholders of the proposed exchange at our annual stockholders’ meeting on November 11, 2009. Assuming our stockholders approve the amendments necessary to permit the option exchange program, we have up to a year (November 2010) to set a date and begin the exchange. If the company determines to move forward with the exchange program and a date is set to begin the exchange, eligible employees will receive detailed information, providing them with information so that they can make an informed decision on whether to participate and the details on how to do so. However, you can click here to find some basic information you may want to know. I will update you again following our annual stockholders’ meeting on November 11.

Sincerely,

Tom

Key legal disclosure

The option exchange described in this communication has not yet commenced. The Company will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, or SEC, upon the commencement of the option exchange. Persons who are eligible to participate in the option exchange should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the option exchange.

In connection with the proposal to be voted on by the Company’s stockholders to approve the option exchange program discussed in this communication, the Company has filed a definitive proxy statement with the SEC and intends to file other relevant materials with the SEC, as appropriate. Our stockholders are urged to read such materials as and when they become available and before making any voting decision regarding the option exchange because they will contain important information about the proposal to be voted on by stockholders with respect to the option exchange.

Our stockholders and option holders will be able to obtain the written materials described above and other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, stockholders and option holders may obtain free copies of the documents filed by the Company with the SEC by directing a written request to: JDS Uniphase Corporation, 430 North McCarthy Boulevard, Milpitas, California 95035, Attention: Investor Relations.